SYMONS CAPITAL MANAGEMENT, INC.

650 Washington Road, Suite 800

Pittsburgh, Pennsylvania 15228

Letter Agreement

To:	Unified Series Trust

2960 N. Meridian Street, Suite 300

Indianapolis, IN 46208

Dear Sirs:

You have engaged us to act as the sole investment adviser to the Symons Value Institutional Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees of Unified Series Trust, an Ohio business trust (the “Trust”).

Effective as of May 22, 2013, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; 12b-1 fees, if any; indirect expenses such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary litigation expenses) at 1.21% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of May 22, 2018, or such date as the Fund is liquidated in accordance with the provisions of the Trust’s Declaration of Trust or Bylaws. We understand that we may not terminate or amend this Agreement prior to May 22, 2018, except that we may voluntarily agree to lower the expense cap below 1.21%.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurs; provided that the Fund is able to make the repayment without exceeding the 1.21% expense limitation described above.

Very truly yours,

Symons Capital Management, Inc.

By:	/s/ Michael Czajka
Michael Czajka, President & CEO

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:	/s/ John Swhear
John Swhear, Interim President